                                        File No. 70-9417



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                         AMENDMENT NO. 3

                                TO

                             FORM U-1



                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)



                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)




John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)

     Form U-1 Application/Declaration filed under the Public Utility Holding Company Act of 1935, File No. 70-9417, as previously amended, is hereby further amended as follows:

Item 1, Description of Proposed Transactions is amended as follows:

     The final two paragraphs (added by Amendment No. 2) are deleted.

                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to Form U-1 Application/Declaration (Commission's File No. 70-9417) to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                         NEW ENGLAND ELECTRIC SYSTEM

                            s/David C. Kennedy

                         By
                           David C. Kennedy
                           Vice President

Date:  January 26, 1999



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.